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                                                     Registration No. 333-20357
                         Prospectus Supplement filed pursuant to Rule 424(b)(3)


                       PEGASUS COMMUNICATIONS CORPORATION

                                Supplement No. 1
                             dated February 27, 1997
                                       to
              Prospectus for 193,600 Shares of Class A Common Stock
                             dated February 5, 1997

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The following information supplements the disclosure found on pages 5-6 and 49 of the Prospectus described above:

                  On February 14, 1997, Pegasus Communications Corporation (the "Company") acquired the exclusive DIRECTV distribution rights for certain rural portions of Mississippi and related assets, including receivables (the "Mississippi DBS Acquisition") from ClearVision, Inc. ("ClearVision") in exchange for approximately $15.0 million in cash, subject to possible adjustment.

                  The Mississippi DBS Acquisition consists of properties, rights and other assets used by ClearVision in the DIRECTV distribution business in eight counties of Mississippi. The exclusive territory includes approximately 102,000 television households. As of February 14, 1997, there were approximately 6,700 DIRECTV subscribers in the exclusive area. As a result of the acquisition, the Company's exclusive DIRECTV service territory includes approximately 1,268,000 television households and 108,000 business locations.